UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Call to General Ordinary and Extraordinary Shareholders’ Meeting for April 25, 2024;

2.	Proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda;

3.	Minutes of the Audit Committee No. 287

Buenos Aires, March 21, 2024

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the General Ordinary and Extraordinary Shareholders’ Meeting summoned for April 25, 2024.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for April 25, 2024.

We hereby attach:

a)	The call to a General Ordinary and Extraordinary Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

c)	The Minutes of the Audit Committee N°287.

Sincerely,

Luis Fernando Rial Ubago

Responsible for Market Relations

FREE TRANSLATION

CALL FOR A GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELECOM ARGENTINA S.A.

The Shareholders of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) are summoned to a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 25, 2024, at 11 a.m. on the first call, and at 12 p.m. on the second call to deliberate upon the agenda of the ordinary shareholders’meeting, by personal attendance at the corporate offices at General Hornos N° 690, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)	Appointment of two shareholders to sign the Minutes of the Meeting.

2)	Consider the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (CNV) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-fifth Fiscal Year, ended December 31, 2023 (“Fiscal Year 2023”).

3)	Consider the Retained Earnings as of December 31, 2023, which reported a negative balance of AR$ 257,729,766,816. Proposal: 1) Absorb the amount of AR$257,729,766,816 from the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level”; 2) It is also proposed regarding the amount of AR$84,256,933,314 (negative) to be reclassified from the account “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” (thus reaching the amount of AR$111,703,053,403) and to be charged against the “Contributed Surplus” account, which consequently, after such allocation, will reach a balance of AR$1,178,727,157,642; and 3) To submit for the consideration of the Shareholders’ Meeting the delegation of powers to the Board of Directors in order to provide it with the maximum flexibility to eventually decide to release the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” and to distribute dividends in cash or in kind or any combination of both options, once the conditions detailed in Note 13 point c) penultimate paragraph of the Financial Statements for the year 2023 are met or waived, and up to the maximum amount stated therein.

4)	Consider the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served during Fiscal Year 2023.

5)	Consider the compensation for the Members of the Board of Directors (allocated amount: AR$ 889,453,418) for the fiscal year ended December 31, 2023, which reported a computable loss according to the terms of the CNV Rules.

6)	Authorize the Board of Directors to pay advances on fees to those Directors who during fiscal year to end December 31, 2024 (“Fiscal Year 2024”) serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).

7)	Consider the compensation to Members of the Supervisory Committee corresponding to the fiscal year ended December 31, 2023. Proposal to pay the total amount of AR$ 106,243,621.

8)	Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2024 (contingent upon what the Shareholders’ Meeting resolves).

9)	Determine the number of regular and alternate Members of the Board of Directors to serve from the date of this Shareholders’ Meeting and during three (3) fiscal years.

10)	Elect regular Directors.

11)	Elect alternate Directors.

12)	Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2024.

13)	Determine the number of alternate Members of the Supervisory Committee to serve during Fiscal Year 2024 and elect them.

14)	Determine the compensation of the Independent Auditors who served during Fiscal Year 2023.

15)	Appoint the Independent Auditors of the financial statements for Fiscal Year 2024 and determine their compensation.

16)	Consider the budget for the Audit Committee for Fiscal Year 2024 (AR$ 127,958,619).

THE BOARD OF DIRECTORS

Note 1: Item 3 on the Agenda will be addressed in accordance with the rules applicable to the extraordinary meeting, and the rest of the items will be addressed in accordance with the rules applicable to the ordinary meeting.

Note 2: Within the regulatory deadline, the documents related to the Shareholders’ Meeting may be accessed through the Comisión Nacional de Valores’ website and Telecom Argentina’s website: www.telecom.com.ar.

Note 3: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to take part in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must provide all the details of the holders and their representatives (name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting). Legal entities or other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at General Hornos 690, 8th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. or communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar with the corresponding book-entry shareholding certificate within the same time limit and until 5 p.m. Within the same terms and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is April 19, 2024, at 5 p.m.

Note 6: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders’ Meeting.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Chairman expresses that Law 26,831, in its article 70, establishes that, 20 calendar days prior to the Shareholders Meeting, the Board of Directors must make available to the shareholders the relevant information concerning the Shareholders Meeting and the proposals of the Board of Directors. Furthermore, the formulation of these proposals enables the granting of voting instructions by the holders of ADRs to the Program Manager. Consequently, the Board must formulate the proposals it deems appropriate on the topics to be addressed at the Shareholders Meeting convened.

Regarding the proposals on: (i) remuneration to the Board of Directors corresponding to the fiscal year ended on December 31, 2023; (ii) appointment of Independent External Auditors of the financial statements for the year 2024; and (iii) fees for the audit services to be paid to the Independent External Auditors of the financial statements for the Fiscal Year 2023, the Chairman states that the prior opinion of the Audit Committee has been obtained, which, in all cases, has considered the proposals formulated by the Board regarding each topic to be reasonable. Likewise, the Audit Committee has made an assessment of the resources it deems necessary to carry out its tasks during the fiscal year 2024, in order to request the Shareholders’ Meeting to approve the corresponding budget. The directors and auditors have received a copy of the Audit Committee's opinion on the proposals submitted for their consideration.

After deliberating on the matter, the Board unanimously approves to submit to the Shareholders’ Meeting the following proposals:

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Second Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Approve Telecom Argentina’s documentation for Fiscal Year 2023 required by Section 234 subsection 1 of Law No. 19,550 and CNV Rules Title IV Chapter I article 1 (N.T. 2013): the Integrated Annual Report and its Annex (Report on the Corporate Governance Code); the Informative Briefing; the Financial Statements and all their accompanying Notes and Annexes; the information of the Financial Statements for the period ended December 31, 2023 required by CNV Rules and the BYMA Listing Rules section 62; the Report from the Supervisory Committee; the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including documentation in English required by the Securities & Exchange Commission, as all such documentation has been submitted and approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively, to the extent of their respective competencies.”

Proposal for the Third Item on the Agenda:

Regarding the Retained Earnings as of December 31, 2023, reporting a negative balance of AR$ AR$ 257,729,766,816, the Board proposes to the Shareholders’ Meeting: 1) Absorb the amount of AR$257,729,766,816 from the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level”; 2) It is also proposed regarding the amount of AR$84,256,933,314 (negative) to be reclassified from the account “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” (thus reaching the amount of AR$111,703,053,403) and to be charged against the “Contributed Surplus” account, which consequently, after such allocation, will reach a balance of AR$1,178,727,157,642; and 3) To submit for the consideration of the Shareholders’ Meeting the delegation of powers to the Board of Directors in order to provide it with the maximum flexibility to eventually decide to release the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” and to distribute dividends in cash or in kind or any combination of both options, once the conditions detailed in Note 13 point c) penultimate paragraph of the Financial Statements for the year 2023 are met or waived, and up to the maximum amount stated therein.

We note that this proposal regarding the Retained Earnings of Fiscal Year 2023 sets forth amounts in constant currency as of December 31, 2023.

Proposal for the Fourth Item on the Agenda:

No proposal is formulated on this item, for which the Shareholders’ Meeting will consider the performance of the Members of the Board of Directors and the Members of the Supervisory Committee of Telecom Argentina who have served during Fiscal Year 2023.

Proposal for the Fifth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Approve a total compensation of AR$ 889,453,418 to the Members of the Board of Directors of Telecom Argentina who served since January 1, 2023 up to December 31, 2023 to be distributed among the independent directors or those who performed technical-administrative tasks or special assignments, in the manner agreed by the Board of Directors.”

Proposal for the Sixth Item on the Agenda:

The Board proposes to: “Authorize the Board of Directors to pay advances on fees to those Directors of Telecom Argentina that during Fiscal Year 2024 serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).”

Proposal for the Seventh Item on the Agenda:

The Board proposes to the Shareholders Meeting to: “Approve a total compensation of AR$ 106,243,621 for the Supervisory Committee of Telecom Argentina who served since January 1, 2023 up to December 31, 2023, to be equally distributed among the five regular Members of such Committee, in the manner determined by the Supervisory Committee, after the allocation of the part corresponding to the member representing it before the Executive Committee.”

Proposal for the Eighth Item on the Agenda:

The proposal is made to: “Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee of Telecom Argentina who serve during Fiscal Year 2024, contingent upon what the Shareholders’ Meeting resolves.”

Proposal for Ninth Item on the Agenda:

The Board of Directors refrains from formulating a proposal on this item. The Shareholders are informed that the Company’s Bylaws require the Board of Directors to be comprised of the number of regular members that the Shareholders’ Meeting shall determine, within a minimum of eleven and a maximum of seventeen members, with a three-year tenure. The Shareholders´ Meeting shall appoint an equal or lower number of alternate members who shall serve for the same term as regular members, in order to fill in any potential vacancies that may arise, according to the order or method established by the Shareholders´ Meeting.

Proposal for the Tenth and Eleventh Item on the Agenda:

The Board refrains from formulating a proposal regarding the persons to be appointed as regular and alternate members of the Board of Directors. The shareholders nominating Board members are reminded of the need to inform to the Shareholders’ Meeting whether those nominees are “independent” or “non-independent” in accordance with CNV Rules.

Proposal for the Twelfth Item on the Agenda:

The Board abstains from making a proposal regarding the persons to be designated as regular Members of the Supervisory Committee. The Shareholders nominating Members of said Committee are reminded of the provisions of Law 26,831 section 79: ‘For publicly listed companies per shares or debt negotiable instruments, all Members of the Supervisory Committee shall qualify as independent,’ and therefore, they are required to report to the Shareholders´ Meeting if they qualify as “independent” in accordance with the standard specified by the Comisión Nacional de Valores’ Rules.

Proposal for the Thirteenth Item on the Agenda:

The Board proposes to the Shareholders Meeting that “the number of alternate Members of the Supervisory Committee to serve during Fiscal Year 2024 be fixed at five (5) members.”

The Board of Directors refrains from making a proposal regarding the persons to be designated as Alternate Members of the Supervisory Committee.

Proposal for the Fourteenth Item on the Agenda:

The Board of Directors proposes to the Shareholders to: “Determine the compensation for the audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2023 at the amount of AR$ 490,046,900 (not including VAT), of which AR$ 334,810,700 correspond to the audit of the Financial Statements, and AR$ 155,236,200 to the audit activities conducted in connection with the certification under Section 404 of Sarbanes- Oxley Act.”

Proposal for the Fifteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Appoint the firm “Price Waterhouse&Co. S.R.L.” as the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2024.” If this proposal is approved, Mr. Alejandro Javier Rosa would serve as the regular certifying accountant, and Mr. Reinaldo Sergio Cravero and Mr. Ezequiel Luis Mirazón would serve indistinctly as alternates. Furthermore, it is proposed that: “The compensation of the designated Independent Auditors be determined by the Shareholders´ Meeting considering the financial documentation for Fiscal Year 2024, delegating powers to the Audit Committee, so that it may establish the modalities of the service and make advances on account of the fees.”

Proposal for the Sixteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is that: “In accordance with the estimate made by the Audit Committee, the budget for the functioning of said Committee for Fiscal Year 2024 be established at the amount of AR$ 127,958,619”.

Andrea V. Cerdán

Attorney in fact

MEETING MINUTES

AUDIT COMMITTEE MEETING No. 287

MEMBERS IN ATTENDANCE:	Martín Héctor D’Ambrosio, Ignacio Cruz Moran and Carlos Alejandro Harrison

SECRETARY:	Héctor Daniel Cazzasa

EXTENAL ADVISOR:	Armando F. Ricci

OTHER ATTENDEES:	Alejandro Miralles

On behalf of the Supervisory Committee: Alejandro Massa

DATE OF MEETING:	March 19, 2024 – 3:00 p.m.

PRESENTATION OF MEETING AGENDA

At 3:00 p.m., Alejandro Harrison, Chairman of the Audit Committee, states that the meeting is being held in a hybrid manner, that is, with in-person attendees and remote attendees using the IT platform CISCO WEBEX MEETINGS, which allows free accessibility for all members, with voice and vote, based on the simultaneous transmission of sound, images and words throughout the meeting, and with the participation of guests. Furthermore, he states that all participants are under the jurisdiction of the Argentine Republic. After verifying the necessary legal quorum, he addresses the agenda scheduled for the meeting, highlighting that the supporting documents on the items to be considered have been distributed in advance to the Committee members:

1.	OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE ANNUAL ORDINARY SHAREHOLDERS’ MEETING:

i.	Opinion on the proposal for Board of Directors’ fees for fiscal year 2023 and advance fee payments to Directors serving in fiscal year 2024;

ii.	Opinion on the proposal for Independent Auditors’ fees for fiscal year 2023;

iii.	Opinion on the proposal to appoint Independent Auditors for fiscal year 2024;

iv.	Expenses of the Audit Committee — 2023 Report and 2024 Budget.

The Chairman states that the Board of Directors of the Company, at its meeting No. 462 held on March 11, 2024, decided to request the opinion of the Audit Committee, in accordance with section 110, subsections a) and e) of Law No. 26,831 and Section 10A of the U.S. Securities Exchange Act, on certain proposals that the Board of Directors intends to submit for the consideration of the Annual General Ordinary Shareholders’ Meeting that will consider the Fiscal Year ended December 31, 2023.

Therefore, the Audit Committee has been asked to provide an opinion regarding the proposals to be submitted before the General Meeting on the following items:

a) The proposal to allocate compensation to the directors of Telecom Argentina who served during the 2023 fiscal year (from January 1, 2023, to December 31, 2023), to be distributed in the manner that the Board of Directors agrees in due course for all purposes, from January 1, 2023, to December 31, 2023.

b) The proposal to authorize the Board of Directors to make advance payments of fees to the Directors who during fiscal year 2024 will act as independent directors or fulfill technical and administrative roles or special commissions, within the provisions of the General Corporations Law, contingent upon the decision of the Shareholders’ Meeting that will consider the documentation for year 2024.

c) The proposal to pay Price Waterhouse & Co. S.R.L. (“PwC”) for its services as Independent Auditors of Telecom Argentina S.A.’s financial statements for Fiscal Year 2023 the amount of AR$ 490,046,900.00 (not including VAT), of which AR$ 334,810,700.00 correspond to the audit of the Financial Statements, and AR$ 155,236,200.00 to the audit activities conducted in connection with the certification under Section 404 of Sarbanes- Oxley Act.

d) The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors of Telecom Argentina’s financial statements for the fiscal year ending December 31, 2024, with Alejandro Javier Rosa acting as the regular certifying accountant and Reinaldo Sergio Cravero and Ezequiel L. Mirazón as his alternates.

e) The amount required for the Audit Committee’s operation and training activities during fiscal year 2023 to be reported to the Shareholders’ Meeting, and an evaluation of the resources it deems necessary to carry out its duties during fiscal year 2024, to request the Shareholders’ Meeting to approve the respective budget.

After an exchange of ideas, the Audit Committee unanimously approves the following:

i.	Regarding the fees to be allocated to the Directors of Telecom Argentina S.A., given that a call for a meeting was received by the Board of Directors for the following day containing an item on the agenda dealing with a proposal to the General Meeting about Directors’ fees, the Audit Committee UNANIMOUSLY decides to adjourn the meeting until tomorrow at 1:00 p.m. in order to gather information and be in a position to issue an opinion.

ii.	Regarding the proposal to pay Price Waterhouse & Co. S.R.L. (“PwC”), for its services as External Auditors of the Financial Statements of Telecom Argentina S.A. for fiscal year 2023 the sum of AR$ 490,046,900.00 (which does not include VAT), broken down into AR$ 334,810,700.00 for financial statements audit tasks and AR$ 155,236,200.00 for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act, it is reasonably adequate and consistent with the magnitude, importance and quality of the tasks performed, and is within the range of fees approved by other publicly listed companies similar to Telecom Argentina S.A.

Likewise, taking into account the complexity of the task and the specialization required from the Independent Auditors to perform the audit activities for the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee unanimously concludes that the amount of AR$ 155,236,200.00 that the Board of Directors will propose to the Shareholders’ Meeting as compensation for the performance of such activities is also equally reasonable, and therefore the Audit Committee resolves to UNANIMOUSLY approve said proposal.

iii.	Regarding the proposal for the appointment of Independent External Auditors of the Financial Statements of Telecom Argentina for the fiscal year 2024, the Board of Directors is planning to propose to the Annual General Meeting to appoint the firm Price Waterhouse & Coopers as Independent External Auditors of the financial statements of Telecom Argentina S.A. for the year ended December 31, 2024. The account will continue to be led by CPA Alejandro Javier Rosa as the certifying accountant and CPAs Sergio Reinaldo Cravero and Ezequiel Luis Mirazón as his alternates.

The Audit Committee, under the specific provisions of CNV regulations —substantiated opinion required by articles 25 and 28 of Section VI, Chapter III, Title II of the CNV Rules (N.T. 2013 and amendments)— has carried out a review of the background and performance of the firm Price Waterhouse & Co. S.R.L. (“PwC”), which is also the current provider of independent auditing services of Telecom Argentina S.A.

The review was based mainly on:

•	the composition of both the audit and support teams of the firm, at both national and international level, evidencing in-depth knowledge of the business systems and processes, and particularly, of the financial reporting process.

•	the knowledge of the firm and the assessment of their performance, based on the Audit Committee’s activities of annual oversight and evaluation of Independent Auditors, whose essential objective is to achieve reliability in the financial information that the Company provides to control entities, investors, and markets.

Thus, the Audit Committee concludes that, in summary, PwC is a firm of local and international recognized prestige, with a vast and outstanding professional record, and with procedures that meet stringent levels of quality and independence at its audited companies. Additionally, it has sound knowledge of the business of Telecom Argentina S.A., and of its administrative systems and control structure.

Therefore, the Audit Committee, based on the background of the proposed firm, its performance in previous years and the abovementioned considerations, UNANIMOUSLY resolves to submit to the Board of Directors a favorable opinion on the proposal to appoint PwC as Independent Auditors for fiscal year 2024.

iv.	The Board of Directors also requested the Audit Committee to report the amount of expenses incurred in its operation and training activities during Fiscal Year 2023. Said total expenses amounted to AR$ 9,714,715.00.

The Audit Committee was also asked to assess the resources that it considers necessary to carry out its activities during fiscal year 2024, to request the approval by the Shareholders’ Meeting of the corresponding budget.

In this regard, Mr. Cazzasa submits a report on the expenses incurred by the Committee during the fiscal year and budget period 2023. The members of the Committee review the different items included in the report.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, the hiring of services required for the effective performance of its tasks and responsibilities, and the advisability of maintaining an adequate financial autonomy, as well as the general evolution of costs, the members of the Audit Committee agree on the convenience to request the Shareholders’ Meeting to approve an operating budget of AR$ 127,958,619.00 for Fiscal Year 2024. Said amount is consistent with the amounts budgeted using the currency as of August 31, 2023, adjusted by inflation at the currency of each of the months in which the expenditure is estimated to be made in 2024.

The following is placed on record:

a)	A copy of the Audit Committee’s expense report and budgetary estimates;

b)	A survey of Directors’ fees and the composition of the proposed fees for the members of Telecom Argentina S.A.’s Board, and

c)	The appointment and fees of the Independent Auditors, which are included in the folder of supporting documents for the topics addressed by the Committee, after the meeting is resumed.

Finally, it is unanimously resolved that the Chairman, Mr. Carlos Alejandro Harrison, submits to the Board of Directors the conclusions of this discussion, signs the document on behalf of the Audit Committee and forwards it to the Board of Directors of Telecom Argentina S.A.

/s/ Martín Héctor D’Ambrosio	/s/ Ignacio Cruz Moran
Martín Héctor D’Ambrosio	Ignacio Cruz Moran

/s/ Carlos Alejandro Harrison
Carlos Alejandro Harrison

MEETING MINUTES

AUDIT COMMITTEE MEETING No. 287

(Meeting resumed after recess)

MEMBERS IN ATTENDANCE:	Martín Héctor D’Ambrosio,Ignacio Cruz Moran and Carlos Alejandro Harrison

SECRETARY:	Héctor Daniel Cazzasa

DATE OF MEETING:	March 20, 2024 – 1:10 p.m.

PRESENTATION OF MEETING AGENDA

At 1:10 p.m., Alejandro Harrison, Chairman of the Audit Committee, states that this meeting takes place after the recess of the previous day. The meeting is resumed in-person, and with the necessary statutory quorum he addresses the only item on the agenda left after the recess.

Having gathered information on the amount proposed by the Board to the Shareholders’ Meeting regarding Directors’ fees for the year 2023, the Audit Committee is tasked with providing an opinion on this topic.

i.	Opinion on the proposal for Board of Directors’ fees for fiscal year 2023 and advance fee payments to Directors serving in fiscal year 2024.

The Chairman states that the Audit Committee now has the final proposal of the Board of Directors regarding allocation of fees to the Directors of Telecom Argentina S.A. who served in fiscal year 2023 (from January 1, 2023, to December 31, 2023), for all their duties, to be distributed in the manner to be agreed by the Board, in the amount of AR$ 889,453,418.00. The Audit Committee considers the following:

a)	The roles that have been performed by the members in the Board and Committees, and the responsibilities assigned and assumed, and the representation for the Company and its subsidiaries abroad;

b)	The specific dedication to their functions as part of the Governing Body, and the value added to the business for the technical tasks performed;

c)	The provisions of article 261 of the General Corporations Law No. 19,550, and the compensation nature of the functions assigned, as well as the provisions of CNV Regulations Chapter III Title II;

d)	The expertise, track record, professional experience and reputation of Directors who will receive said fees;

e)	The roles of Chairman and Vice-Chairman, and the technical and administrative tasks fulfilled;

f)	The additional functions carried out by some Members of the Board on several committees (Executive Committee, Audit Committee), requiring a specific professional profile, spending many hours of work, and involving tasks of high responsibility;

g)	The exclusive service of the Directors who are part of the Audit Committee, who do not participate in other Audit Committees in the market;

h)	The Company’s business volume and strategic decisions made by this body;

i)	The coherence of the current proposal with those submitted in previous fiscal years, considering the global context and the high adaptability to new situations and challenges faced by the market where the Company operates;

j)	The market behavior of publicly traded companies that are listed both on Argentine and US Stock Exchanges.

Therefore, it UNANIMOUSLY resolves:

1)	To approve said amount, considering the tasks performed, the general context, and the fact that said amount is reasonable and adequate in terms of market conditions for similar companies, and does not involve any infringement of any legal, regulatory, or statutory provision applicable to the Company.

2)	Regarding the proposal to delegate to the Board of Directors the powers to distribute and pay fees to Directors in advance, contingent upon the decision of the Meeting considering the current fiscal year ending December 31, 2024, to approve it as long as the provisions are observed as stated in the current regulations of the General Corporations Law No. 19,550 and other regulations applicable to directors who during the 2024 financial year have the status of independent directors or who carry out technical-administrative tasks or serve on special committees, within the guidelines set by the General Corporations Law and contingent upon the Shareholders’ Meeting decision that considers the documentation for fiscal year 2024.

3)	To delegate to the Chairman the communication of this resolution to the Board of Directors, as well as the signing of the pertinent documentation.

There being no other business to consider, the meeting is adjourned at 1:30 p.m.

/s/ Martín Héctor D’Ambrosio	/s/ Ignacio Cruz Moran
Martín Héctor D’Ambrosio	Ignacio Cruz Moran

/s/ Carlos Alejandro Harrison
Carlos Alejandro Harrison

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 21, 2024	By:	/s/ Luis Fernando Rial Ubago
		Name:	Luis Fernando Rial Ubago
		Title:	Responsible for Market Relations